Exhibit 99.1

Maxeon Provides Update on CBP Detention of its Solar Panels

San Jose, CA November 14, 2024 -- Maxeon Solar Technologies, Ltd. (NASDAQ: MAXN) (“Maxeon” or the “Company”), a global leader in solar innovation and channels, today announced that Maxeon solar panels continue to be detained and inexplicably excluded from being imported from its Mexico manufacturing facilities into the U.S. market. Despite having fully and transparently mapped its supply chains and provided U.S. Customs & Border Protection (CBP) officials with thorough traceability documentation of its clean supply chain, CBP reviewers have alleged a lack of sufficient documentation to prove Maxeon’s compliance with the Uyghur Forced Labor Prevention Act (UFLPA), which the Company vehemently refutes, having provided clear and objective evidence to the contrary.

Maxeon out-going CEO Bill Mulligan commented: “As a pioneering, ethical solar company founded in the United States almost 40 years ago, Maxeon’s core values are diametrically opposed to the use of forced labor in the production of our products. Over the past twenty years we have consistently taken extraordinary measures to ensure a clean and traceable supply chain that have cost us hundreds of millions of dollars more than our competition. CBP has found no evidence of non-compliance with the UFLPA. Nonetheless, the Partnership track (under CTPAT) of CBP Electronics Center of Excellence and Expertise has decided to bar entry of our products. We are strong proponents of the UFLPA and have provided CBP with tens of thousands of pages of documentation, including numerous walk throughs for explanation of standard manufacturing and shipping processes. None of our supply chains involve entities on the UFLPA list, two of our supply chains do not even enter China, and yet the reviewers have declined to make the appropriate determination that UFLPA does not apply. This outcome is even more disappointing given the pressing need to facilitate our country’s transition to clean energy.”

The Uyghur Forced Labor Prevention Act was signed into law by President Joe Biden in December 2020. This legislation was the U.S. response to claims of the use of forced labor of Uyghurs in the Xinjiang Uyghur Autonomous Region (XUAR) in the People's Republic of China. Maxeon has been a vocal advocate supporting UFLPA compliance across the solar industry supply chain. In 2022, Maxeon voluntarily previewed its supply chain with CBP for full transparency, with no issues raised at the time or subsequently noted. Maxeon also took the unprecedented step of publishing detailed supply chain maps on its website that disclosed full supply chain details including vendors and manufacturing locations from quartz through finished panels. Since 2022, Maxeon has made over 8,000 shipments from Mexico into the U.S. in full compliance with UFLPA.

Three separate Maxeon products manufactured in Mexico for use in the United States were first detained in early July, including Maxeon 3 and Maxeon 6 residential solar modules, and Performance 6 commercial modules. Since then, all shipments have been subsequently excluded, even though Maxeon has clearly established the supply chains for each, from quartz to module, are outside the scope of the UFLPA because they are produced entirely outside of the Xinjiang Uyghur Autonomous Region (“XUAR”), and in the case of Maxeon 3 and Maxeon 6 entirely outside of China, and by entities not on the UFLPA Entity List.

On October 7, the Company submitted additional applicability packets relating to the detention of 156 containers of its Performance line panels and on November 6, while CBP still made no findings of forced labor in violation of UFLPA, it has determined to continue to exclude the Company’s Performance line modules. The Company plans to submit one or more protests pursuant to Sections 514 & 514(a), Tariff Act of 1930 as amended, 19 CFR Part 174 et. seq. for the detention of its Performance line products. Additionally, on September 27, the Company submitted a protest for the detention of a container of its Maxeon 6 products and filed a similar protest on October 4 with respect to its Maxeon 3 products. On October 8, CBP suspended these protests and sent them to its Office of Regulations & Rulings in Washington, D.C. following Maxeon’s application for further review.

These detentions continue to cause severe financial and reputational damage to Maxeon and its U.S. customers, which include solar power plant developers as well as numerous small businesses that install solar panels on residential homes in 30 states across the country.
“Maxeon has now moved review of its Maxeon 3 and Maxeon 6 products into the next level of review, called the Application for Further Review (AFR) process, and will submit a protest for its Performance line products,” Mulligan added. “These processes will engage a new team of CBP reviewers who we hope will be able to provide an objective application of the UFPLA. We remain optimistic that this new team will be able to expeditiously reach the right conclusion and clear our products for importation.”

About Maxeon Solar Technologies Maxeon Solar Technologies (NASDAQ: MAXN) is Powering Positive Change™. Headquartered in Singapore, Maxeon leverages nearly 40 years of solar energy leadership and over 1,900 patents to design innovative and sustainably made solar panels and energy solutions for residential, commercial, and power plant customers. Maxeon's integrated home energy management is a flexible ecosystem of products and services, built around the award-winning Maxeon® and SunPower® branded solar panels. With a network of more than 1,700 trusted partners and distributors, and more than one million customers worldwide, the Company is a global leader in solar. For more information about how Maxeon is Powering Positive Change™ visit us at www.maxeon.com, on LinkedIn and on Twitter/X @maxeonsolar.

Forward-Looking Statements This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, including, but not limited to, statements regarding our future plans and areas of focus, our positioning and actions to prove regulatory compliance, the effectiveness of our environmental and sustainability efforts and the incorporation of governance-led, sustainable or environmentally beneficial features in our management.
These forward-looking statements are based on our current assumptions, expectations and beliefs and involve substantial risks and uncertainties that may cause results, performance, or achievement to materially differ from those expressed or implied by these forward-looking statements. A detailed discussion of these factors and other risks that affect our business is included in filings we make with the Securities and Exchange Commission ("SEC") from time to time, including our most recent report on Form 20-F, particularly under the heading "Item 3.D. Risk Factors." Copies of these filings are available online from the SEC or on the Financials & Filings section of our Investor Relations website at https://corp.maxeon.com/financials-filings/sec-filings. All forward-looking statements in this press release are based on information currently available to us, and we assume no obligation to update these forward-looking statements in light of new information or future events.

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For Further Information:
Investor Contact: Gary Dvorchak, CFA, investor@maxeon.com, +1 (323) 240-5796;
Media Contact: Forrest Monroy, forrest.monroy@maxeon.com, +1 (626) 884-4756; or Anna Porta, anna.porta@maxeon.com, +39 345 770-6205